Filed by Smith & Nephew Group plc pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission File No.: 333-104751)

On June 19, 2003, Smith & Nephew released the following.

Everyone talks about money.

We’re also concerned about values

Centerpulse is worth more:

•	Excellent production and technology center in Winterthur

•	550 skilled employees in Winterthur

•	40 training jobs

•	40 years experience producing leading products for the orthopaedics market

•	Years of collaboration with specialist medical centers in Switzerland

•	Shared European cultural heritage and technology focus

[Logo of Smith & Nephew]

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC’s Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the US information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com.